Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Managers

Invesco PowerShares Capital Management LLC:

We consent to the incorporation by reference in the Prospectus that is a part of the Registration Statement on Form S-1 of PowerShares DB US Dollar Index Trust of our report dated February 22, 2013, with respect to the statements of income and expenses, changes in shareholders’ equity, and cash flows of PowerShares DB US Dollar Index Bearish Fund for the year ended December 31, 2012, which report appears in the December 31, 2014 Annual Report on Form 10-K of PowerShares DB US Dollar Index Bearish Fund.

We also consent to the reference to our firm under the heading “Experts” in the above noted Prospectus filing.

/s/ KPMG LLP

New York, New York

April 9, 2015